February 17, 2006

United States
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Attn:       Daniel L. Gordon
William Demarest
Mail Stop 4561

RE:          SmartVideo Technologies, Inc. (the “Company”)
Form 10-KSB for the fiscal year ended December 31, 2004
Filed April 29, 2005
Form 10-QSB for the quarterly period ended March 31, 2005
File No. 0-26809

Gentlemen:

We have reviewed your letter addressed to Mr. Michael P. Walsh, the former Chief Financial Officer of the Company dated August 24, 2005 regarding your comments on our SEC filings referenced above and are providing the following responses to your comments. The responses set forth below correspond to each numbered paragraph in your letter. The Company appreciates the comments regarding the content of our SEC filings and will make recommended changes as appropriate in future filings.

In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 3. Legal Proceedings, page 11

Form 10-KSB for the fiscal year ended December 31, 2004

1.
Comment: As it relates to the arbitration case with Mr. Richard Seifert and KC Adventures, please explain to us how you have evaluated the matter under SFAS 5. Tell us whether the risk of loss is probable, reasonably possible or remote. We do not understand how a negative result from this arbitration case could not have a significant impact on your financial position and results of operations.

            Response:

There are two agreements under which Richard Seifert ("Seifert") and KC Adventures, Inc. ("KC Adventures") (collectively and individually, the "Claimants") seek damages in the arbitration: the Representation Agreement ("Representation Agreement") dated February 6, 2003 and the Advisory Agreement ("Advisory Agreement") dated February 19, 2003. In response to your comment, the Company will first address the claims based upon the Representation Agreement and then address the claims based upon the Advisory Agreement.

Claims Based Upon the Representation Agreement

Under the Representation Agreement, KC Adventures was to become a sales agent/representation agent for the Company’s business to business (“B2B”) products and services. KC Adventures was to receive a percentage of the B2B revenue it obtained for the Company. As of December 31, 2004, the Company believes little or no amounts were owed to Claimants under the Representation Agreement.

The Representation Agreement required that KC Adventures list on Exhibit A attached to the Representation Agreement the customers to whom it intended to sell B2B products and services. However, KC Adventures failed to complete or submit an Exhibit A. Further, even if KC Adventures had submitted an Exhibit A, it would have been subject to review and approval by the Company prior to its actual incorporation on Exhibit A as part of the Representation Agreement. Because KC Adventures failed to complete an Exhibit A that was approved by the Company, KC Adventures is not entitled to compensation under the terms of the Representation Agreement.

Even if Exhibit A to the Representation Agreement had been completed by KC Adventures and approved by the Company, which did not occur, the Company has earned de minimis revenue and no net profit. Therefore, little or no amounts are owed to Claimants under the Representation Agreement.

Further, any claim for future revenue under the Representation Agreement is too speculative to be awarded to Claimants. Under applicable Georgia law, future profits cannot be awarded based on a company with no history of net profits. See Cochran v. Mullinax, 276 Ga. App. 81, 86, 622 S.E.2d 455, 459 (2005); Re/Max of Ga., Inc. v. Real Estate Group, 201 Ga. App. 787, 789, 412 S.E.2d 543, 546 (1992.)

Based upon the foregoing, as of December 31, 2004, the Company evaluates the risk of a material loss under the terms of the Representation Agreement as remote.

Claims Based Upon the Advisory Agreement

Under the terms of the Advisory Agreement, Claimants were to raise capital for the Company by selling equity of the Company to high net-worth individuals interested in investing in companies such as the Company. For raising capital, Claimants were to receive fees based on a percentage of the equity capital raised and certain stock options.

From early 2003 through 2004, Claimants raised funds for the Company through their existing relationships. During this period, the Company periodically paid Claimants fees against the amounts due for raising capital. As of December 31, 2004, the Company believes it had paid Claimants the cash fees owed to them.

As of December 31, 2004, Claimants had failed to provide an invoice or accounting of fees and stock options allegedly owed to them. Disregarding Claimants' failure to provide an invoice to the Company, the Company initiated a good-faith based effort to evaluate the amounts potentially due and payable to Claimants in fees and options. Based on the Company’s good-faith based effort, the Company determined that it had overpaid fees owed to Claimants for the investments they raised. As an additional part of its good-faith based effort, the Company also performed an analysis of the estimated options that may be due under the terms of the Advisory Agreement. The Company then valued these options using the Black-Scholes valuation method. The estimated value of the options was then recorded and reflected in the financial statements as a liability for unissued, non-cash, stock-based compensation due and outstanding under the descriptive title of “Due to Advisor” with additional description in Note 5 to the financial statements. The value of these options has been recomputed on a quarterly basis to reflect the changes in the market value of the stock and the effects of these fluctuations on the Black-Scholes valuation at the quarter end dates.

The Company believes that the amounts recorded reflect the probable risk of loss recordable under SFAS 5, notwithstanding certain defenses asserted in the arbitration against the claim.

Although recorded as a liability in the financial statements of the Company, the Company believes it has significant defenses to Claimants' claims under the Advisory Agreement. By example, the Company believes that the Advisory Agreement is void and unenforceable because Claimants sold securities as unlicensed broker dealers in violation of U.S.C. § 78o(a)(1), Securities Exchange Act § 15(a)(1). Therefore, under 15 U.S.C. § 78cc(b)(1), Securities Exchange Act § 29(b)(1), the Advisory Agreement is void and Claimants may not seek fees or options for the unlicensed sale of securities. Couldock & Bohan, Inc. v. Société Generale Sec. Corp., 93 F. Supp. 2d 220, 231 (D. Conn. 2000).

Based upon the foregoing, the Company believes it has properly recorded any potential liability under the Advisory Agreement.

2.
Comment: Please tell us more details regarding the potential terms and conditions of the settlement agreement with Open Systems Solution. Tell us whether you expect to make any cash payment or stock issuance to release all future claims.

Response:

A former advisor to the Company was authorized to meet with Open Systems Solution, Ltd. and its representatives in an attempt to reach a settlement agreement. The draft proposed settlement prepared by this advisor and Open Systems Solution, Ltd. included the reimbursement of certain out-of-pocket expenses not expressly provided for under the terms of the distribution agreement (each party was to be responsible for their own expenses) and the issuance of the 250,000 options as called for under the original terms of the distribution agreement that were never issued. Upon review of the proposed settlement and the terms and conditions of distribution agreement with Open Systems Solution, Ltd., it was discovered that this advisor had been discussing and suggesting settlement conditions with Open Systems Solution, Ltd. in excess of the parameters previously authorized by the Company.

Subsequently, the Company replaced this advisor in the negotiation process with Open Systems Solution, Ltd. At this time, the Company informed Open Systems Solution, Ltd. and its representatives that the distribution agreement does not provide for any reimbursement of out-of-pocket expenses. The Company also informed Open Systems Solution, Ltd. that it was in breach of certain provisions under the distribution agreement and that it had not cured such breach during the appropriate cure period. Further, Open Systems Solutions, Ltd. was seeking a reduction in the exercise price of the options provided for in the distribution agreement and/or the issuance of additional options. The Company refused the request to reduce the exercise price of the options provided for in the distribution agreement and also refused the request to authorize the issuance of additional options due to its continued breach. The Company further responded that since entering into the distribution agreement, Open Systems Solutions, Ltd. had not made a good faith effort to execute its responsibilities under the terms of the distribution agreement.

The Company has not received any additional threats of litigation or received any additional communications from Open Systems Solutions, Ltd. regarding these matters in over 7 months. Accordingly, the Company’s position is that Open Systems Solutions has abandoned the distribution agreement and due to its continued breach has forfeited any enforcement rights it may have had under the terms of the distribution agreement.

As of the date of this response, the Company does not expect to make any cash payment or to make any stock or other equity issuance to release all future claims related to or associated with this matter.

Item 6. Management’s Discussion and Analysis or Plan of Operation

Revenue Recognition, page 18

Form 10-KSB for the fiscal year ended December 31, 2004

3.
Comment: Please clarify to us your revenue recognition policies relating to sales of software as well as the terms of such sales. Please cite the relevant accounting literature in your response and we may have further comment.

Response:

The Company does not “sell” software. The first inclusion of the section headed “Software Development Costs” appears on page 35 of the Form 10-KSB for the fiscal year ended December 31, 2003 in the Notes to Consolidated Financial Statements. Upon careful review of your comment, we can understand how the inclusion of this section may have inadvertently suggested to the reader that the Company sells software. This section should not have been included in the Form 10-KSB for the fiscal year ended December 31, 2003. Due to an inadvertent oversight in the preparation of the Form 10-KSB for the fiscal year ended December 31, 2004, we did not remove this section headed “Software Development Costs”. We then further compounded the oversight by carrying the disclosure forward in the Forms 10-QSB for the quarterly periods ended March 31, 2005, June 30, 2005, and September 30, 2005. We apologize for any confusion this inadvertent inclusion may have caused or be causing and will remove it from future filings with the Commission.

We believe that we have addressed all of your comments. However, if you have any questions or require further information, please contact our legal counsel, Leslie J. Croland, an attorney with Edwards Angell Palmer & Dodge LLP. Mr. Croland's telephone number is 954-667-6129.

Very truly yours,

/s/ Richard E. Bennett, Jr.

Richard E. Bennett, Jr.
President, Chief Executive Officer,
& Interim Chief Financial Officer